SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. 10)*

                              Chiron Corporation
 ..............................................................................
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
 ..............................................................................
                        (Title of Class of Securities)


                                   170040109
 ..............................................................................
                                (CUSIP Number)

Dr. Herbert Gut                                   Philip A. Gelston, Esq.
Novartis Pharma AG                                Cravath, Swaine & Moore
Lichtstrasse 35                                   Worldwide Plaza
CH-4002, Basel                                    825 Eighth Avenue
Switzerland                                       New York, New York 10019
41-61-324-1111                                    (212) 474-1000
 ..............................................................................
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 6, 2000
 ..............................................................................
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         170040109
------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Novartis Biotech Partnership, Inc. 06-1415318
------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
------------------------------------------------------------------------------
 3)  SEC Use Only
------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  AF
------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization        Delaware
------------------------------------------------------------------------------
   Numbers of      (7)  Sole Voting Power                      0
     Shares       ------------------------------------------------------------
  Beneficially     (8)  Shared Voting Power                    131,645,894
    Owned by      ------------------------------------------------------------
 Each Reporting    (9)  Sole Dispositive Power                 0
  Person With     ------------------------------------------------------------
                  (10)  Shared Dispositive Power               131,645,894
------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person  131,645,894
------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)         53%
------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)          CO

CUSIP No.         170040109
------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Novartis Corporation 13-1834433
------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
------------------------------------------------------------------------------
 3)  SEC Use Only
------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  AF
------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization        New York
------------------------------------------------------------------------------
   Numbers of      (7)  Sole Voting Power                      0
     Shares       ------------------------------------------------------------
  Beneficially     (8)  Shared Voting Power                    131,653,350
    Owned by      ------------------------------------------------------------
 Each Reporting    (9)  Sole Dispositive Power                 0
  Person With     ------------------------------------------------------------
                  (10)  Shared Dispositive Power               131,653,350
------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person  131,653,350
------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)         53%
------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)          CO

CUSIP No.         170040109
------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Novartis Pharma AG
------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
------------------------------------------------------------------------------
 3)  SEC Use Only
------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  WC
------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization        Switzerland
------------------------------------------------------------------------------
   Numbers of      (7)  Sole Voting Power                      0
     Shares       ------------------------------------------------------------
  Beneficially     (8)  Shared Voting Power                    5,469,770
    Owned by      ------------------------------------------------------------
 Each Reporting    (9)  Sole Dispositive Power                 0
  Person With     ------------------------------------------------------------
                  (10)  Shared Dispositive Power               5,469,770
------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person   5,469,770
------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)         2%
------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)          CO

CUSIP No.         170040109
------------------------------------------------------------------------------
 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     Novartis AG
------------------------------------------------------------------------------
 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
------------------------------------------------------------------------------
 3)  SEC Use Only
------------------------------------------------------------------------------
 4)  Source of Funds (See Instructions)  WC
------------------------------------------------------------------------------
 5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------------
 6)  Citizenship or Place of Organization        Switzerland
------------------------------------------------------------------------------
   Numbers of      (7)  Sole Voting Power                      0
     Shares       ------------------------------------------------------------
  Beneficially     (8)  Shared Voting Power                    137,123,120
    Owned by      ------------------------------------------------------------
 Each Reporting    (9)  Sole Dispositive Power                 0
  Person With     ------------------------------------------------------------
                  (10)  Shared Dispositive Power               137,123,120
------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person  137,123,120
------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)         55%
------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)          CO

Item 1.  Security and Issuer.

          This amendment to Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). Novartis AG (which under Swiss law may be referred to as AG, SA or Inc.), the successor by consolidation to Ciba-Geigy Limited ("Novartis"), Novartis Corporation, formerly Ciba-Geigy Corporation ("Novartis Corp"), Novartis Biotech Partnership, Inc., formerly Ciba Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma AG (which under Swiss law may be referred to as AG, SA or Inc.) ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend the
Schedule 13D.

Item 2.  Identity and Background.

          (a), (b), (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on
Schedule I hereto and is incorporated herein by reference.

          (d) and (e) None of the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) As of the date of this Amendment, Biotech is the record holder of 73,842,852 shares of Common Stock. In addition, pursuant to the Market Price Option Agreement, Biotech or its designee, which must be Novartis or a subsidiary thereof, has the right to purchase from the Company under certain circumstances such number of shares of Common Stock as are necessary for the Reporting Persons to maintain collectively up to a 55% ownership interest in the Company, which as of October 31, 2000, constituted the right to purchase an additional 57,803,042 shares, based on 191,511,721 shares of Common Stock outstanding at October 31, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000. Biotech is the beneficial owner of 131,645,894 shares of Common Stock, or 53% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Biotech has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

     Novartis Corp is the record holder of 7,456 shares of Common Stock. After adjusting the total number of shares beneficially owned by Novartis Corp to include the 131,645,894 shares beneficially owned by Biotech, Novartis Corp is the beneficial owner of 131,653,350 shares of Common Stock or 53% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Corp has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

     Novartis Pharma is the record holder of 5,469,770 shares of Common Stock, or 2% of the Common Stock, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis Pharma has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition with respect to all the shares of Common Stock beneficially owned by it.

     Novartis is the beneficial owner of the shares of Common Stock beneficially owned by Novartis Pharma, Novartis Corp and Biotech. Novartis beneficially owns 137,123,120 shares of Common Stock, giving it a 55% beneficial interest in the Company, assuming Biotech exercises its right to purchase the additional shares of Common Stock pursuant to Market Price Option Agreement. Novartis has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by Biotech, Novartis Corp and Novartis Pharma.

          To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

          (c) Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I with respect to each such Reporting Person has engaged in any transaction in the Common Stock in the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

                                                                    SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
             NOVARTIS, NOVARTIS PHARMA, NOVARTIS CORP AND BIOTECH


Directors and Executive Officers of Novartis

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   -----------    --------------------
Daniel Vasella                        Switzerland    Chairman of the Board of
Chairman of the Board of Directors,                  Directors,
Chief Executive Officer                              Chief Executive Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Hans-Jorg Rudloff                     Germany        Head of Investment
Vice Chairman of the Board                           Banking of the Barclays
c/o Novartis AG                                      Group
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Helmut Sihler               Austria        Retired
Vice Chairman of the Board
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Heini Lippuner                        Switzerland    Retired
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Birgit Breuel                         Germany        General Commissioner
c/o Novartis AG                                      Executive Board for the
Lichtstrasse 35                                      World Exposition EXPO 2000
CH-4002 Basel, Switzerland

Prof. Dr. Peter Burckhardt            Switzerland    Head of Medical Service at
c/o Novartis AG                                      the University Hospital of
Lichtstrasse 35                                      Lausanne
CH-4002 Basel, Switzerland

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   ------------   -----------------------
Dr. Hans-Ulrich Doerig                Switzerland    Chief Executive Officer of
c/o Novartis AG                                      Credit Suisse First Boston
Lichtstrasse 35                                      in Zurich
CH-4002 Basel, Switzerland

Walter G. Frehner                     Switzerland    Retired
Inzlingerstrasse 276
CH-4125 Riehen, Switzerland

William W. George                     USA            Chairman and Chief
c/o Novartis AG                                      Executive Officer of
Lichtstrasse 35                                      Medtronic, Inc.,
CH-4002 Basel, Switzerland                           Minneapolis

Alexandre F. Jetzer                   Switzerland    Consultant
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Pierre Landoldt                       Switzerland    President of the Sandoz
c/o Novartis AG                                      family foundation
Lichtstrasse 35
CH-4002 Basel, Switzerland

Prof. Dr. Rolf M. Zinkernagel         Switzerland    Professor and Director of
c/o Novartis AG                                      the Institute of
Lichtstrasse 35                                      Experimental Immunology at
CH-4002 Basel, Switzerland                           the University of Zurich

Dr. Raymund Breu                      Switzerland    Chief Financial Officer
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany        Chief Executive Officer of
c/o Novartis AG                                      Novartis Pharma
Lichstrasse 35
CH-4002 Basel, Switzerland

Al Piergallini                        USA            Chief Executive Officer of
c/o Novartis Consumer Health, Inc.                   Novartis Consumer Health
560 Morris Avenue
Summit, NJ 07901-1312, USA

Dr. Urs Barlocher                     Switzerland    Head of International
c/o Novartis AG                                      Coordination, Legal and
Lichstrasse 35                                       Taxes and Corporate
CH-4002 Basel, Switzerland                           Security

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   -----------    --------------------
Norman C. Walker                      Great Britain  Head of Human Resources
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Glen Bradley                      USA            Chief Executive Officer of
c/o CIBA Vision Corporation                          Ciba Vision
11460 Johns Creek Parkway
Duluth/Atlanta, GA 30155, USA

Hans-Beat Gurtler                     Switzerland    Chief Executive Officer
c/o Novartis AG                                      of Novartis Animal Health
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Oswald Sellemond                  Austria        Chief Executive Officer of
c/o Novartis AG                                      Novartis Generics
Lichstrasse 35
CH-4002 Basel, Switzerland

Dr. Gilbert Wenzel                    Germany        Head Strategic Planning
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Directors and Executive Officers of Novartis Pharma

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   -----------    --------------------
Daniel Vasella                        Switzerland    Chairman of the Board of
Chairman of the Board of Directors,                  Directors
Chief Executive Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Dr. Raymund Breu                      Switzerland    Member of the Board of
c/o Novartis AG                                      Directors
Lichstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany        Member of the Board of
c/o Novartis AG                                      Directors, Head of
Lichstrasse 35                                       Management
CH-4002 Basel, Switzerland

Directors and Executive Officers of Novartis Corp

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Corp are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Corp.

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   -----------    --------------------
Daniel Vasella                        Switzerland    Chairman of the Board
Chairman of the Board
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland

Terance Barnett                       Great Britain  Vice Chairman, President
Vice Chairman                                        and Chief Executive Officer
c/o Novartis Corporation
608 Fifth Avenue
New York, NY 10020, USA

Raymund Breu                          Switzerland    Chief Financial Officer,
Director                                             Novartis AG
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Thomas Ebeling                        Germany        Chief Executive Officer of
Director                                             Novartis Pharma
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland

Fred Meyer                            Switzerland    Retired
Director
c/o Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022, USA

Alfred Piergallini                    USA            Chief Executive Officer of
Director                                             Novartis Consumer Health
c/o Novartis Consumer Health, Inc.
560 Morris Avenue
Summit, NJ 07901, USA

Urs Naegelin                          Switzerland    Executive Vice President
c/o Novartis Corporation                             and Chief Financial Officer
608 Fifth Avenue
New York, NY 10020, USA

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   -----------    --------------------
Robert L. Thompson, Jr.               USA            Executive Vice President,
c/o Novartis Corporation                             General Counsel and
608 Fifth Avenue                                     Secretary
New York, NY 10020, USA

Directors and Executive Officers of Biotech

          The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Biotech are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Biotech.

Name, Function and Business Address   Citizenship    Principal Occupation
-----------------------------------   -----------    --------------------
Urs Naegelin                          Switzerland    Executive Vice President
Chairman of the Board                                and Chief Financial
c/o Novartis Corporation                             Officer of Novartis
608 Fifth Avenue                                     Corporation
New York, NY 10020, USA

Paulo Costa                           Brazil         Chief Executive Officer of
Vice Chairman of the Board and                       Novartis Pharmaceuticals
 President                                           Corporation
c/o Novartis Pharmaceuticals
 Corporation
59 Route 10
East Hanover, NJ 07936

Terance Barnett                       British        Vice Chairman, President
Director                                             and Chief Executive Officer
c/o Novartis Corporation                             of Novartis Corporation
608 Fifth Avenue
New York, NY 10020, USA

Robert L. Thompson, Jr.               USA            Executive Vice President,
Vice President and Secretary                         General Counsel and
c/o Novartis Corporation                             Secretary of Novartis
608 Fifth Avenue                                     Corporation
New York, NY 10020, USA

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2001

                                          NOVARTIS BIOTECH PARTNERSHIP, INC.,

                                          by    /s/ Jeff Benjamin
                                             --------------------------------
                                             Name:  Jeff Benjamin
                                             Title: Vice President

                                          NOVARTIS CORPORATION,

                                          by    /s/ Wayne P. Merkelson
                                             --------------------------------
                                             Name:  Wayne P. Merkelson
                                             Title: Vice President

                                          NOVARTIS PHARMA AG,

                                          by    /s/ Wayne P. Merkelson
                                             --------------------------------
                                             Name:  Wayne P. Merkelson
                                             Title: Attorney-in-Fact
                                                    Under Power of Attorney
                                                    dated January 10, 2001

                                          NOVARTIS AG,

                                          by    /s/ Robert L. Thompson, Jr.
                                             --------------------------------
                                             Name:  Robert L. Thompson, Jr.
                                             Title: Attorney-in-Fact
                                                    Under Power of Attorney
                                                    dated January 10, 2001